Linh Chuong

Education

Colorado School of Mines, Golden, CO May 2016
Bachelor of Science, Petroleum Engineering

Experience

Owner, Retail/Wholesale/Import Company- CoUS 02/2020 – Present

- Merchandising and buying determine the type and amount of actual goods to be sold.
- Update and monitor shipment milestone events.
- Warehouse operations involve maintaining the building and providing for the movement of goods and personnel within the building.
- Creating the marketing methods used to inform customers and potential customers about the goods that are available.
- In bookkeeping and accounting, records are kept of payroll, taxes, and money spent and received.

Chief Development Officer, GrassTB 12/2019 – Present

- Serves as an active participant in making strategic decisions affecting the company.
- Responsible for all fundraising and development activities.
- Design and implement a comprehensive plan for developing key external alliances by cultivating, soliciting and stewarding philanthropic support from individuals, corporations and foundations.
- Responsible for establishing and implementing the infrastructure needed to grow the company's budget.
- Work closely with other team members to secure funding for new initiatives.
- Ensure that all aspects of a logistics team, such as shipping, warehousing and procurement, are working together to fill orders and deliver materials on a timely basis.

Lab Processor, LabCorp 06/2019 – 11/2019

- Prepare laboratory specimens for analysis and testing.
- Pack and ship specimens to proper testing facilities.
- Data entry of patient information in an accurate and timely manner.
- Meet department activity and production goals.
- Resolve and document any problems specimens.

Internship, Reservoir Engineer, Repsol 02/2017 – 06/2017

- Work with an integrated team of geoscientists, drilling, and production engineers to prepare technical input foe Field Development Plan.
- Monitor field performance for production optimization.
- Asses opportunities for future infill wells, work-overs, and near-field exploration targets.
- Prepare reports for recommendations.
- Conduct hydrocarbon resources estimation.
- Experience with technical software of Mbal and Prosper.
- Attendance at relevant external reviews and other technical meetings.

Owner, Wash Way Laundromat 01/2012 – 03/2015

- Managed and train a team.
- Responsible for business finances and supply chain management.
- Ensure safety and compliance for all aspect of the business.

Self-investor, Stock Market 05/2010– Present

- Performed market research and analysis.
- Calculate risk and analyzed trends.
- Continuous learning and self-improvement.

Skills

Strong time management skills; Strategic thinking; Communication skills; Innovative thinking; Exceptional teamwork and interpersonal skills; Ability to characterize and articulate the subsurface issues and recommendations to other relevant disciplines; Proficient in Microsoft Excel, Office, ArcGIS, ArcMap, and Modeling; Fluent in Vietnamese.

Senior Project & Design

- Performed researched and analysis on a specific field development in Gulf of Mexico.
- Designed and developed model using Solid Works.
- Produced technical paper for a team of faculty to judge.
- Utilized decline curve analysis to determine the reserves on the producing wells.
- Created strategies for project development.
- Determined feasibility of facility and equipment usage to maximize efficiency.
- Assessed current and future potential of MP138 block.
- Prepare proposal with cost analysis.

Professional Organizations

Society of Petroleum Engineers (SPE), Society of Women Engineers (SWE), Society of Asian Scientists and Engineers (SASE)

Employability Status: US Citizen/Permanent Resident